UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a)

OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-07294

KABUSHIKI KAISHA KUBOTA

(Exact name of registrant as specified in its charter)

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-Chome,

Naniwa-ku, Osaka 556-8601, Japan

+81-6-6648-2645

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Kubota Corporation (the “Registrant”) first incurred the duty to file reports under Section 13(a) or Section 15 (d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on or about February 4, 1976, the date that its registration statement on Form S-1 (Registration No. 2-55228) was declared effective by the Securities and Exchange Commission (the “Commission”).

B. The Registrant has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Registrant has filed at least one annual report on Form 20-F under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, in March 1977.

Item 3. Foreign Listing and Primary Trading Market

A. The Registrant has maintained a listing of its common stock on the First Section of the Tokyo Stock Exchange (the “TSE”), in Tokyo, Japan. The cash equity market of the Osaka Securities Exchange (the “OSE”), on which the Registrant had maintained a listing of its common stock, was integrated with that of the TSE prior to the opening of trading on July 16, 2013 (Japan Time). The TSE constitutes the primary trading market for the Registrant’s common stock, as that term is defined in Rule 12h-6 under the Exchange Act.

B. The Registrant’s common stock was initially listed on the TSE in May 1949. The Registrant has maintained the listing of its common stock on the TSE since that date, including during the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in the Registrant’s common stock that occurred in Japan on the TSE for the 12-month period from June 1, 2012 to May 31, 2013 (both dates inclusive) was 95.71% of the worldwide trading volume.

Item 4. Comparative Trading Volume Data

A. The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on June 1, 2012 and ended on May 31, 2013 (the “Applicable Period”).

B. The average daily trading volume (“ADTV”) of the Registrant’s common stock in the United States for the Applicable Period (including off-exchange and on-exchange transactions) was 267,164 shares. The ADTV of the Registrant’s common stock on a worldwide basis for the Applicable Period was 6,230,176 shares.

C. The ADTV of the Registrant’s common stock in the United States for the Applicable Period was 4.29% of the ADTV of its common stock worldwide for the Applicable Period.

D. The Registrant delisted its common stock from the New York Stock Exchange (the “NYSE”) effective July 16, 2013 (with July 15, 2013 as the last day of trading on the NYSE). As of July 16, 2013, the ADTV of the Registrant’s common stock in the United States (including off-exchange and on exchange transactions) as a percentage of the ADTV for the Registrant’s common stock on a worldwide basis for the preceding 12-month period was 4.80%.

E. The Registrant has not terminated its sponsored American Depositary Receipt (“ADR”) facility regarding its common stock.

F. The source of the trading volume information used for determining whether the Registrant meets the requirements of Rule 12h-6 is Bloomberg L.P. with respect to on-exchange and off-exchange transactions in the United States. Information from the TSE and information from the OSE (published before its integration with the TSE), respectively, are the sources of the trading volume information with respect to on-exchange transactions on such exchanges (information with respect to off-hours trading transactions on such exchanges being unavailable on Bloomberg L.P.).

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Registrant published in the United States a notice of its intent to terminate its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act, by means of press releases issued on June 21, 2013 and June 25, 2013.

B. The press releases described above were disseminated by major newswire services required by the NYSE in the United States and submitted to the Commission under cover of a Form 6-K on June 21, 2013 and June 25, 2013. Additionally, the notices were published on the Registrant’s Internet website.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii) on its website: http://www.kubota-global.net/

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Kubota Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Kubota Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: July 16, 2013

Kubota Corporation

By: /s/ Yoshiyuki Fujita
Name: Yoshiyuki Fujita
Title: Executive Officer General Manager of Global Management Promotion Department